Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-130584
June 11, 2008

Free Writing Prospectus

SLM Corporation

Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Issuer	SLM Corporation
Note Type	Medium Term Notes, Series A US MTN Program
Ratings	Baa2 (negative outlook), BBB-, BBB
CUSIP	78442FEH7
USD Amount	$2,500,000,000
Interest Rate	8.450%
Issue Price	98.03%
Benchmark Treasury	UST 3.875% due May 15, 2018
Yield on Benchmark Treasury	4.093%
Spread to Benchmark Treasury	T+465.7
Commissions	0.55% (55 bps)
Net Proceeds (%)	97.48%
Net Proceeds ($)	$2,437,000,000
Trade Date	June 11, 2008
Closing Date	June 18, 2008
Maturity Date	June 15, 2018
Call	Make-whole call + 50 bps
Repurchase Upon a Change of Control Triggering Event	Yes
Interest Payment Dates	Semi-annually, 15th of June and December during the term of the notes
1st Payment Date	December 15, 2008
Daycount Fraction	30/360
Business Day Convention	Following Business Day
Business Days	New York
Minimum Denominations	$2,000 minimum and integral multiples of $1,000 in excess thereof
Indenture Trustee	The Bank of New York
Joint Book-running Managers	Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Co-Managers	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., RBC Capital Markets Corporation and UBS Securities LLC.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America.  Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

SLM Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Company, toll free at 1-800-321-7179, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408,  Deutsche Bank Securities Inc. at 1-800-503-4611 or Banc of America Securities LLC at 1-800-221-1037, or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

ADDITIONAL TERMS OF THE NOTES

Optional Redemption

The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment  Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance  with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.